
12062299

SEC' ...SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67489

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/11 (MM/DD/YY) AND ENDING 05/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VRA Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3630 Peachtree Road, NE, Suite 1000
(No. and Street)

Atlanta (City) Georgia (State) 30326 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazier & Deeter, LLC
(Name – *if individual, state last, first, middle name*)

600 Peachtree Street, Suite 1900 (Address) Atlanta (City) Georgia (State) 30308 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas J. McCartney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VRA Partners, LLC, as of May 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



KRISTI HUFF ABSTANCE
NOTARY PUBLIC
MY COMMISSION EXPIRES
PAULDING

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VRA PARTNERS, LLC

FINANCIAL STATEMENTS

MAY 31, 2012 AND 2011



FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

VRA PARTNERS, LLC

FINANCIAL STATEMENTS

MAY 31, 2012 AND 2011

VRA PARTNERS, LLC

Table of Contents

May 31, 2012 and 2011



FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

INDEPENDENT AUDITORS' REPORT

To the Managers and Members
VRA Partners, LLC
Atlanta, Georgia

We have audited the accompanying statements of financial condition of VRA Partners, LLC as of May 31, 2012 and 2011, and the related statements of operations, members' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VRA Partners, LLC as of May 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

July 25, 2012

Frazier & Deeter, LLC


CELEBRATING
30
1981-2011

VRA PARTNERS, LLC

Statements of Financial Condition

Assets

	May 31, 2012	May 31, 2011
Cash and cash equivalents	$ 4,847,158	$ 2,994,978
Accounts receivable	926	38,523
Prepaid expenses and other assets	69,810	53,912
Deposits	71,892	71,892
Notes receivable, net of allowance for credit losses of $90,000 and $0, respectively	230,000	120,000
Property and equipment, net	147,825	159,435
Total Assets	$ 5,367,611	$ 3,438,740

Liabilities and Members' Equity

	2012	2011
Accounts payable	$ 15,300	$ 5,776
Accrued liabilities	84,928	37,800
Dividends payable	-	50,000
Deferred revenue	205,000	320,000
Deferred rent	344,729	216,562
Total liabilities	649,957	630,138
Commitments and contingencies		
Members' Equity:		
Series A contingently redeemable preferred units (no par value; 120 units authorized, 54.333 and 80 units issued and outstanding, respectively)	1,358,333	1,987,527
Common units, no par value; 650,000 units authorized, 535,750 units issued and outstanding	-	-
Retained earnings	3,359,321	821,075
Total members' equity	4,717,654	2,808,602
Total Liabilities and Members' Equity	$ 5,367,611	$ 3,438,740

See notes to financial statements.

VRA PARTNERS, LLC

Statements of Operations

	For the Years Ended May 31,	
	2012	2011
Financial advisory fees	$ 6,940,445	$ 5,204,070
Operating expenses:		
Employee compensation and benefits	2,991,432	2,587,101
Rent	149,619	181,394
Travel	170,736	170,173
Advertising	54,090	28,673
Insurance	73,063	74,157
Depreciation and amortization	33,813	23,959
Provision for credit losses	90,000	-
Loss on disposal of property and equipment	14,777	-
Other operating expenses	494,358	445,611
Total operating expenses	4,071,888	3,511,068
Operating income	2,868,557	1,693,002
Interest income	14,975	13,428
Net income	$ 2,883,532	$ 1,706,430

See notes to financial statements.

VRA PARTNERS, LLC

Statements of Members' Equity

For the Years Ended May 31, 2012 and 2011

	Series A Preferred		Common		Additional Paid-In	Retained	
	Units	Amount	Units	Amount	Capital	Earnings	Total
Balance, May 31, 2010	120	$ 2,950,421	535,750	$ -	$ -	$ 177,317	$ 3,127,738
Accretion of Series A preferred units	-	37,106	-	-	-	(37,106)	-
Dividends declared on Series A preferred units	-	-	-	-	-	(215,000)	(215,000)
Tax distributions to unit holders	-	-	-	-	-	(810,566)	(810,566)
Redemption of Series A preferred units	(40)	(1,000,000)	-	-	-	-	(1,000,000)
Net income	-	-	-	-	-	1,706,430	1,706,430
Balance, May 31, 2011	80	1,987,527	535,750	-	-	821,075	2,808,602
Accretion of Series A preferred units	-	12,474	-	-	-	(12,474)	-
Dividends declared on Series A preferred units	-	-	-	-	-	(132,812)	(132,812)
Tax distributions to unit holders	-	-	-	-	-	(200,000)	(200,000)
Redemption of Series A preferred units	(25.667)	(641,668)	-	-	-	-	(641,668)
Net income	-	-	-	-	-	2,883,532	2,883,532
Balance, May 31, 2012	54.333	$ 1,358,333	535,750	$ -	$ -	$ 3,359,321	$ 4,717,654

See notes to financial statements.

VRA PARTNERS, LLC

Statements of Cash Flows

	For the Years Ended May 31,	
	2012	2011
Cash flows from operating activities:		
Net income	$ 2,883,532	$ 1,706,430
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	33,813	23,959
Straight-line rent adjustment	128,167	215,780
Loss on disposal of property and equipment	14,777	-
Provision for losses on notes receivable	90,000	-
Changes in assets and liabilities:		
Accounts receivable	37,597	46,477
Prepaid expenses and other assets	(15,898)	5,624
Deposits	-	(7,546)
Notes receivable	(200,000)	(125,000)
Accounts payable	9,524	(3,810)
Accrued liabilities	47,128	21,118
Deferred revenue	(115,000)	15,000
Net cash provided by operating activities	2,913,640	1,898,032
Cash flows from investing activities:		
Acquisition of property and equipment	(38,682)	(165,422)
Principal payment received on notes receivable	-	5,000
Proceeds from disposal of property and equipment	1,702	-
Net cash used in investing activities	(36,980)	(160,422)
Cash flows from financing activities:		
Dividend payments	(182,812)	(325,000)
Redemption of Series A preferred units	(641,668)	(1,000,000)
Tax distributions to unit holders	(200,000)	(810,566)
Net cash used in financing activities	(1,024,480)	(2,135,566)
Net increase (decrease) in cash and cash equivalents	1,852,180	(397,956)
Cash and cash equivalents, beginning of year	2,994,978	3,392,934
Cash and cash equivalents, end of year	$ 4,847,158	$ 2,994,978

See notes to financial statements.

VRA PARTNERS, LLC

Statements of Cash Flows - Continued

	For the Years Ended May 31,	
	2012	2011
Supplemental Disclosure of Noncash Investing and Financing Transactions:		
Accretion of Series A preferred units to their redemption value	$ 12,474	$ 37,106
Accrued dividends on Series A preferred units	$ -	$ 50,000
Non-cash acquisition of property and equipment - Leasehold improvements purchased by the lessor	$ -	$ 782

See notes to financial statements.

Note 1 - Description of business and summary of significant accounting policies:

Nature of business

VRA Partners, LLC, a limited liability company, (the Company or VRA Partners) was formed in the State of Georgia on June 1, 2006. The Company is a registered broker-dealer focused on providing merger and acquisition services to middle-market companies and private equity firms. VRA Partners also assists companies with raising capital for growth, acquisitions, recapitalizations, going-private and management buy-out transactions, as well as provides fairness opinions, valuations, and strategic advisory services. The Company became a broker-dealer registered with the Securities and Exchange Commission (SEC) on May 18, 2007 and is a member of the Financial Industry Regulatory Authority (FINRA).

The following accounting policies are presented to assist the reader in understanding the financial statements of the Company:

Basis of presentation

The Company presents its financial statements in accordance with Financial Accounting Standards Board (FASB) Codification (Codification). The Codification is the single official source of authoritative generally accepted accounting principles in the United States of America (U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities. All of the Codification's content carries the same level of authority.

Cash and cash equivalents

Cash and cash equivalents includes cash on hand and cash invested in short-term securities which have original maturities of less than 90 days.

Accounts and notes receivable

Accounts are recorded at the invoiced amount, less an allowance for uncollectible amounts. The allowance is based on the Company's best estimate of the amount of probable credit losses in the Company's existing accounts. The Company determines the allowance based on historical write off experience by industry and other economic data. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company has reviewed the accounts receivable at May 31, 2012 and 2011 and determined that an allowance for doubtful accounts is not needed at that date.

Note 1 - Description of business and summary of significant accounting policies - continued:

Accounts and notes receivable - continued

The Company's notes receivable balance is comprised of notes receivable the Company may receive as compensation for transaction fees and are recorded at the outstanding principal balance. An allowance for credit losses is recorded based on the Company's best estimate of the amount of probable credit losses on outstanding principal balances. The Company considers the need for an allowance based upon numerous factors including past transaction history with customers, their credit worthiness, and other available information. See Note 2.

Property and equipment

Property and equipment are stated at cost. Depreciation and amortization on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets or the remaining life of the lease for leasehold improvements, if shorter. The estimated useful lives of property and equipment range from three to seven years. Expenditures for maintenance are charged to income as incurred. Additions and betterments are capitalized. The cost of property sold or otherwise disposed of, and the accumulated deprecation and amortization thereon are eliminated from the property and reserve accounts, and gains and losses are reflected within the statements of operations.

Revenue recognition and deferred revenue

The Company earns revenue through various investment banking activities primarily as an advisor in mergers and acquisitions and similar transactions. Private placement fees are earned at the time the private placement is completed and the related fee is reasonably determinable. Merger and acquisition fees and other advisory service revenues are generally earned and recognized only upon successful completion of the engagement. Certain of the Company's engagements are structured with an up-front, non-refundable retainer. As the client has an expectation of an ongoing service arrangement until the completion of the engagement, the Company has determined that the retainer should be deferred and amortized over the estimated engagement period, if estimable. If the engagement period can not be estimated, the Company defers the entire amount of the retainer until such time as the engagement is complete or the engagement period can be estimated. Any changes in the estimated service period would be accounted for as a change in estimate, and the remaining deferred revenue would be recognized over the remaining period. Should an engagement end sooner than estimated, any remaining deferred revenue is recognized as revenue at that time.

Revenue includes reimbursements of travel and out-of-pocket expenses which is recognized when the underlying costs are incurred.

Note 1 - Description of business and summary of significant accounting policies - continued:

Deferred rent

Deferred rent represents the sum of unamortized lease inducements and the cumulative difference between rent expense recognized on the straight-line method and actual rent paid.

Contingently redeemable Series A preferred units

During fiscal year 2007, the Company issued 120 contingently redeemable Series A preferred units for $3,000,000. As more fully described in Note 5, the Series A preferred units are contingently redeemable at the option of the holders on or after the fifth anniversary of the issuance of the Series A preferred units. During fiscal year 2012, the date at which the Series A preferred units are contingently redeemable was extended three years. The carrying value of contingently redeemable Series A preferred units is increased by periodic accretion to account for issuance costs and the allocation of proceeds to the common unit warrants. These increases are effected through charges against retained earnings.

Advertising expense

The Company expenses all advertising costs as incurred. Advertising costs were $54,090 and $28,673 for the years ended May 31, 2012 and 2011, respectively.

Income taxes

The Company is organized as a limited liability company and has elected to be treated as a partnership for federal income tax purposes. The income and losses of the Company are included in the members' personal income tax returns. Consequently, the Company's income or loss is presented without a provision or credit for federal and state income taxes. The Company's income or loss is allocated to members in accordance with the operating agreement.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authority, based on the technical merits of the position. Tax years that remain subject to examination by major tax jurisdictions date back to the year ending May 31, 2009. All federal and state income tax positions taken or anticipated to be taken in the income tax returns are attributable to the owners and not to the entity. As of May 31, 2012 and 2011, there were no known items which would result in a material accrual related to where the Company has federal or state attributable tax positions.

Note 1 - Description of business and summary of significant accounting policies - continued:

Concentration of credit risk

The Company maintains its cash and cash equivalents in accounts that may exceed federally-insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to significant credit risk on cash and cash equivalents.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events

The Company has evaluated subsequent events through July 25, 2012, which is the date these financial statements were available to be issued.

Note 2 - Notes receivable:

In connection with a private placement engagement, the Company received a fee which included a $125,000 note receivable. The note provided for monthly interest to accrue at a fixed rate of 10% per annum with principal due in January 2011. The note was subsequently amended in March 2011 to extend the monthly 10% interest payments and maturity date to November 2011. The Company received a payment of $5,000 of the principal on the note in March 2011. In August 2011, the note was further amended to extend the maturity date indefinitely. Due to the uncertain nature of collectibility, the Company recorded a provision for losses on the note of $90,000 during the year ended May 31, 2012.

During the year ended May 31, 2012, the Company received a fee for a private placement which included a $400,000 note receivable to be paid in equal installments in conjunction with the transactions two escrow account release dates in April 2012 and October 2012. The note provided for no interest payments. The Company collected $200,000 on the note receivable in May 2012. As of May 31, 2012, the balance of the note receivable was $200,000 and no provision for losses was recorded related to the note.

Note 3 - Property and equipment:

Property and equipment consists of the following at May 31:

	2012	2011
Office equipment	$ 189,972	$ 173,559
Furniture and fixtures	123,185	108,772
Leasehold improvements	31,432	46,367
	344,589	328,698
Less: Accumulated depreciation and amortization	(196,764)	(169,263)
	$ 147,825	$ 159,435

Note 4 - Deferred rent and rentals under operating leases:

In July 2010, the Company executed a nonrenewable lease agreement for office space with an effective date of October 15, 2010 and a 90-month term. The lease agreement provided for a tenant allowance, which the Company utilized to purchase $46,367 of leasehold improvements, $88,090 of furniture and fixtures, and $1,489 of office equipment. Additionally, the lease agreement provides for a free rental period commencing on October 15, 2010 through October 15, 2012. At such time, the Company begins making lease payments, which will escalate at 2.5% per annum through the expiration of the lease agreement in April 2018.

The Company recognizes rent expense on a straight-line basis over the lease term. Deferred rent represents the sum of unamortized lease inducements and the cumulative difference between the rent expense recognized on the straight-line basis and actual rent paid.

Note 4 - Deferred rent and rentals under operating leases - continued:

Rent expense under operating leases was $149,619 and $181,394 for the years ended May 31, 2012 and 2011, respectively. The future minimum lease payments of non-cancelable operating leases at May 31, 2012 is as follows:

Year ending May 31,		
2013	$	128,727
2014		201,018
2015		205,826
2016		208,746
2017		218,041
Thereafter		184,077
	$	1,146,435

Note 5 - Contingently redeemable Series A preferred units and common stock warrants:

During fiscal year 2007, the Company issued 120 contingently redeemable Series A preferred units (Series A Preferred Units) at $25,000 per unit for gross proceeds of $3,000,000.

Redemption feature

Subsequent to the fifth anniversary date of the initial issuance of the Series A Preferred Units, the holders may redeem the outstanding Series A Preferred Units at an amount equal to the preferred unit holders' unrecovered capital contributions plus accrued and unpaid preferred returns through the redemption date. Prior to the fifth anniversary date of the issuance of the preferred units, the Company may redeem the Series A Preferred Units at its election at an amount equal to the preferred unit holders' unrecovered capital contributions plus accrued and unpaid preferred returns through the redemption date. In February 2011, the Company redeemed 40 Series A Preferred Units at $25,000 per unit for $1,000,000. In August 2011, the Company redeemed 22.667 Series A Preferred Units at $25,000 per unit for $566,668. In October 2011, the Company redeemed 3 Series A Preferred Units at $25,000 per unit for $75,000.

Dividends

Holders of the Series A Preferred Units are entitled to receive a preferred return of 8% per unit per annum. In August 2011, the Company amended its operating agreement to entitle unit holders a preferred return of 9% per unit per annum. The preferred return is payable in cash or in kind at the discretion of the Board of Members. Such dividends accrue whether or not they

Note 5 - Contingently redeemable Series A preferred units and common stock warrants - continued:

Dividends - continued

have been declared and whether or not there are profits, surplus, or other funds of the Company legally available for payment of dividends. For the years ended May 31, 2012 and 2011, the Company paid $182,812 and $325,000 in dividends, respectively. As of May 31, 2012 and 2011, $0 and $50,000 was accrued related to the preferred return due the holders of the units.

Warrants

The Company has issued common stock warrants (Warrants) to the holders that purchased the Series A Preferred Units from the Company. Each warrant entitles the holder to purchase 1,250 shares of common units from the Company for $0.01 per unit. As of May 31, 2012 and 2011, there were a total of 120 warrants issued and outstanding to purchase 150,000 common units; these warrants are exercisable immediately and expire ten years after the issuance. There were no warrants exercised during the years ended May 31, 2012 and 2011.

Summary of Certain Preferred Stock and Warrant Accounting

Gross proceeds from the issuance of the Series A Preferred Units of $3,000,000 was reduced by a total of $181,732, including $142,010 representing the value allocated to the Warrants and $39,722 representing issuance costs. The gross proceeds were allocated between the Series A Preferred Units and the Warrants based on the relative fair values of each. The Company used the Black-Scholes-Merton formula to estimate the calculated value of its Warrants with the following assumptions: (a) volatility of 33.97%, (b) expected term of ten years, (c) dividend yield of 0.0%, and (d) a risk free rate of 4.74%. The Company does not have a history of unit trades that would allow them to determine the volatility of their units nor do they have market comparable companies that could be used as a surrogate. Therefore, the volatility assumption used in the Black-Scholes-Merton formula was based on the Investment Services Small Cap Index. The Company calculated the volatility of that index using the daily closing total returns for that index for ten years immediately prior to the date of the issuance of the warrants. The expected term of the Warrants represents the period of time the Warrants are expected to be outstanding. The dividend yield is an estimate of the expected dividend yield on the Company's common units. The risk-free rate is based on U.S. Treasury yields in effect at the time of issuance of the Warrants and the related term outstanding. The Company accretes the carrying value of the Series A Preferred Units to the estimated redemption price over the estimable period in which the Series A Preferred Units will be outstanding. The accretion for the years ended May 31, 2012 and 2011 was $12,474 and $37,106, respectively, and was charged to additional paid-in capital and/or retained earnings. The Series A Preferred Units were fully accreted to the estimated redemption price as of May 31, 2012.

Note 6 - Net capital requirements:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2012 and 2011, the Company had net capital of $4,119,073 and $2,314,781, respectively, which was $4,075,743 and $2,272,772 in excess of its required net capital of $43,330 and $42,009, respectively. The Company's net capital ratio was 0.16 to 1 and 0.27 to 1 at May 31, 2012 and 2011, respectively.

Note 7 - Benefit plan:

On January 1, 2007, the Company adopted a contributory, defined contribution 401(k) profit sharing plan for all eligible full-time employees with at least three consecutive months of service and over the age of 21. The Company may make matching contributions equal to 4% of employee's annual wages. Participants are immediately vested in their voluntary contributions, employer contributions, and earnings thereon. The Company made contributions of $68,971 and $71,388 to the Plan for the years ended May 31, 2012 and 2011, respectively. There were no employer contributions due and payable as of May 31, 2012 or 2011.

Note 8 - Related party transactions:

Three investors holding the Company's Series A Preferred Units are partners at a law firm (the Firm). The Firm provided legal services related to the amendments to the Company's operating agreements. The Company paid $4,455 and $17,468 to the Firm for the years ended May 31, 2012 and 2011, respectively.

Note 9 - Major clients:

For the year ended May 31, 2012, the Company had three clients who accounted for approximately 61% of revenues.

For the year ended May 31, 2011, the Company had four clients who accounted for approximately 62% of revenues.

SUPPLEMENTAL INFORMATION

VRA PARTNERS, LLC

Schedule 1: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

	For the Years Ended May 31,	
	2012	2011
COMPUTATION OF NET CAPITAL		
Total members' equity from statement of financial condition	$ 4,717,654	$ 2,808,602
Deduct amounts not allowable for net capital	-	-
Total members' equity qualified for net capital	4,717,654	2,808,602
Add:		
Subordinated borrowings allowable in computation of net capital	-	-
Other deductions or allowable credits	-	-
Total capital and allowable subordinated borrowings	4,717,654	2,808,602
Deductions and/or charges:		
Total non-allowable assets	(520,454)	(443,762)
Other deductions and/or charges	-	-
Net capital before haircuts on securities positions (tentative net capital)	4,197,200	2,364,840
Haircuts on securities	(78,127)	(50,059)
Net capital	$ 4,119,073	$ 2,314,781

See independent auditors' report.

Schedule 1: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission - Continued

	For the Years Ended May 31,	
	2012	*2011*
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities from statement of financial condition	$ 649,957	$ 630,138
Add:		
Other unrecorded amounts	-	-
Total aggregate indebtedness	$ 649,957	$ 630,138
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 43,330	$ 42,009
Minimum dollar requirement	$ 5,000	$ 5,000
Net capital requirement	$ 43,330	$ 42,009
Excess net capital	$ 4,075,743	$ 2,272,772
Excess net capital at 1000%	$ 4,054,077	$ 2,251,767
Percentage of aggregate indebtedness to net capital	16 %	27 %

There are no material differences between the net capital amount in this schedule and the Company's original unaudited filing of Part II A of the Focus report.

See independent auditors' report.

VRA PARTNERS, LLC

Schedule 2: Exemption from SEC Rule 15c3-3

May 31, 2012

Note: Exemption from SEC Rule 15c3-3 is claimed under Reg. Section 240.15c3-3(k)(1).

See independent auditors' report.



FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Managers and Members
VRA Partners, LLC
Atlanta, Georgia

In planning and performing our audits of the financial statements and supplemental schedules of VRA Partners, LLC (the Company) for the years ended May 31, 2012 and 2011, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for clients or perform custodial functions relating to client securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications and comparisons;
- Recordation of differences required by Rule 17a-13; and
- Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control

structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2012 and 2011, to meet the SEC's objectives.

This report is intended solely for the use of the members, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

July 25, 2012





FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

INDEPENDENT ACCOUNTANTS' REPORT

To the Managers and Members of VRA Partners, LLC
Atlanta, GA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended May 31, 2012, which were agreed to by VRA Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating VRA Partners, LLC compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). VRA Partners, LLC's management is responsible for the VRA Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 totaling $17,389 to a copy of check numbers 3465 and 3129 dated July 10, 2012 and December 8, 2011, respectively, from VRA Partners, LLC noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended May 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended May 31, 2012, noting no differences and

3. We compared the total revenue of $6,955,577 reflected in Form SIPC-7 to the total amounts reflected in the VRA Partners, LLC audited financial statements dated July 25, 2012 which reported financial advisory fees of $6,940,445 and interest income of $14,975, totaling $6,955,420 for the year ended May 31, 2011. We noted a difference in the total revenue reflected on the SIPC-7 was $157 greater than the total amounts reflected in the VRA Partners, LLC audited financial statements. We also verified the arithmetical accuracy of the calculations reflected Form SIPC-7, noting no difference.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

July 25, 2012

Frazier & Deeter, LLC


CELEBRATING
30
1981-2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended May 31, 2012

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-067489 FINRA MAY 5/18/2007
VRA PARTNERS LLC
3630 PEACHTREE ROAD STE 1000
ATLANTA, GA 30326

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $17,389

B. Less payment made with SIPC-6 filed (exclude interest) (8,482)

Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) -

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $8,907

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $8,907

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

VRA Partners, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 10 day of July, 2012.

Managing Director, CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning June 1, 2011 and ending May 31, 2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,955,577
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
Enter the greater of line (i) or (ii)	-
Total deductions	
2d. SIPC Net Operating Revenues	$ 6,955,577
2e. General Assessment @ .0025	$ 17,389 (to page 1, line 2.A.)